Contact

www.linkedin.com/in/sami-tantawi-81715922 (LinkedIn)

Top Skills

Mathematical Modeling
Simulations
Physics

Sami Tantawi

Professor at Stanford University
Stanford, California, United States

Experience

Stanford University

Professor
July 1992 - Present (33 years 8 months)

SLAC National Accelerator Laboratory

Professor
1992 - Present (34 years)

Education

Ph.D., Electrical Engineering · (1988 - 1992)

Master's Degree, Electrical, Electronics and Communications Engineering · (1979 - 1987)